Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The table below sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods presented.

	Year Ended December 31,
(dollars in thousands)	2017	2016	2015	2014	2013
Earnings
Pre-tax income from continuing operations	$124,282	$105,246	$56,744	$56,205	$29,303
Fixed charges	35,936	21,256	15,879	15,436	10,756
Amortization of capitalized interest	—	—	—	—	—
Capitalized interest	—	—	—	—	—
Total earnings	160,218	126,502	72,623	71,641	40,059
Less: Interest on deposits	19,877	12,410	9,752	9,488	8,400
Total earnings excluding deposit interest	$140,341	$114,092	$62,871	$62,153	$31,659

Fixed Charges
Interest expense	$34,222	$19,694	$14,856	$14,680	$10,137
Interest capitalized	—	—	—	—	—
Interest included in rental expense	1,714	1,562	1,023	756	619
Total fixed charges	35,936	21,256	15,879	15,436	10,756
Less: Interest on deposits	19,877	12,410	9,752	9,488	8,400
Total fixed charges excluding deposit interest	$16,059	$8,846	$6,127	$5,948	$2,356

Fixed Charges and Preferred Stock Dividends
Interest expense	$34,222	$19,694	$14,856	$14,680	$10,137
Interest capitalized	—	—	—	—	—
Interest included in rental expense	1,714	1,562	1,023	756	619
Preferred stock dividends (pre-tax equivalent)	—	—	—	286	1,738
Total fixed charges and preferred stock dividends	35,936	21,256	15,879	15,722	12,494
Less: Interest on deposits	19,877	12,410	9,752	9,488	8,400
Total fixed charges and preferred stock dividends excluding deposit interest	$16,059	$8,846	$6,127	$6,234	$4,094

Ratio of Earnings to Fixed Charges
Including interest on deposits	4.46	5.95	4.57	4.64	3.72
Excluding interest on deposits	8.74	12.90	10.26	10.45	13.44

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including interest on deposits	4.46	5.95	4.57	4.56	3.21
Excluding interest on deposits	8.74	12.90	10.26	9.97	7.73